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Pricing Supplement No. 13 dated January 21, 2004 (to Prospectus dated August 6, 2003 and Prospectus Supplement dated August 6, 2003)	Filed under Rule 424(b)(3) File No. 333-107132

SLM Corporation
Medium Term Notes, Series A
Due 9 Months or Longer From the Date of Issue

Principal Amount:	$225,000,000	Floating Rate Notes:	☒	Fixed Rate Notes:	☐

Original Issue Date:	January 28, 2004	Closing Date: January 28, 2004		CUSIP Number:	78442F BS6

Maturity Date:	January 31, 2014	Option to Extend Maturity:	☒ No	Specified Currency:	U.S. Dollars
		If Yes, Final Maturity Date:	☐ Yes

Redeemable at the option of the Company:	☒ No	Redemption Price:	Not Applicable.

	☐ Yes	Redemption Dates:	Not Applicable.

Repayment at the option of the Holder:	☒ No	Repayment Price:	Not Applicable.

	☐ Yes	Repayment Dates:	Not Applicable.

Applicable to Floating Rate Notes Only:

Floating Rate Index:

	☐	CD Rate	Index Maturity: Not Applicable.

	☐	Commercial Paper Rate

	☐	CMT Rate	Spread: 2.12%.

	☐	Federal Funds Rate

	☐	LIBOR Telerate	Initial Interest Rate: 4.00%.

	☐	LIBOR Reuters

	☐	Prime Rate	Interest Rate Reset Period: Monthly.

	☐	91-Day Treasury Bill Rate

	☒	Other — Consumer Price Index-Linked, subject to the Minimum Interest Rate.	Minimum Interest Rate: 0.00%. Calculation Agent: SLM Corporation.

Merrill Lynch & Co.

January 21, 2004

Reset Date(s):	The 1st of each month during the term of the Notes, beginning March 1, 2004, with no adjustment.	Interest Payment Date(s):	The 1st of each month during the term of the Notes, beginning March 1, 2004. If an Interest Payment Date falls on a day that is not a Business Day, we will pay the interest on the next Business Day. No interest will accrue on that payment for the period from and after the original Interest Payment Date to the date we make the payment.

Interest Determination Date(s):	Each Reset Date.	Interest Period(s):	From and including the previous Reset Date (or Original Issue Date, in the case of the first Interest Period) to but excluding the current Reset Date (or Maturity Date, in the case of the last Interest Period).

Day Count Convention:	Actual/Actual.
Form:	Book-entry.
Denominations:	$1,000 minimum and integral multiples of $1,000 in excess thereof.
Trustee:	JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank.
Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as the underwriter in connection with this issuance.
Issue Price:	100.00%.
Agent's Commission:	0.65%.
Net Proceeds:	$223,537,500.
Concession:	0.40%.
Reallowance:	0.25%.
CUSIP Number:	78442F BS6.
ISIN Number:	US78442FBS65.

An affiliate of the underwriter has entered a swap transaction in connection with the Notes and will receive compensation for that transaction.

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page 5 of this Pricing Supplement.

Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any subsidiary of SLM Corporation (other than Student Loan Marketing Association) is a government-sponsored enterprise or an instrumentality of the United States of America.

MTN 0058

ADDITIONAL TERMS OF THE NOTES

Calculation of the Interest Rate for the Notes.    The interest rate for the Notes being offered by this Pricing Supplement, for each Interest Period during the term of the Notes other than the initial Interest Period, will be the rate determined as of the applicable Interest Determination Date pursuant to the following formula:

[(CPIt—CPIt-12) / CPIt-12] + Spread

        Where:

    CPIt = Current Index Level of CPI (as defined below), as published on Bloomberg CPURNSA;

    CPIt-12 = Index Level of CPI 12 months prior to CPIt; and

    Spread = 2.12%.

In no case, however, will the interest rate for the Notes be less than the Minimum Interest Rate listed on page 1 on this Pricing Supplement. The interest rate for the Notes during the initial Interest Period will be 4.00%.

CPIt for each Reset Date is the CPI for the third calendar month prior to such Reset Date as published and reported in the second calendar month prior to such Reset Date or determined as set forth in this Pricing Supplement. For example, for the Interest Period from and including March 1, 2004 to but excluding April 1, 2004, CPIt will be the CPI for December 2003, which was 184.3, and CPIt-12 will be the CPI for December 2002, which was 180.9. The CPI for December 2003 was published by BLS (as defined below) and reported on Bloomberg CPURNSA in January 2004, and the CPI for December 2002 was published and reported in January 2003.

Consumer Price Index.    The amount of interest payable on the Notes on each Interest Payment Date will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers ("CPI"), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor ("BLS") and reported on Bloomberg CPURNSA or any successor service. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the Notes is the 1982-1984 average.

The following table sets forth the CPI from January 1998 to December 2003, as reported by the BLS and reported on Bloomberg CPURNSA:

MONTH	2003	2002	2001	2000	1999	1998
January	181.7	177.1	175.1	168.8	164.3	161.6
February	183.1	177.8	175.8	169.8	164.5	161.9
March	184.2	178.8	176.2	171.2	165.0	162.2
April	183.8	179.8	176.9	171.3	166.2	162.5
May	183.5	179.8	177.7	171.5	166.2	162.8
June	183.7	179.9	178.0	172.4	166.2	163.0
July	183.9	180.1	177.5	172.8	166.7	163.2
August	184.6	180.7	177.5	172.8	167.1	163.4
September	185.2	181.0	178.3	173.7	167.9	163.6
October	185.0	181.3	177.7	174.0	168.2	164.0
November	184.5	181.3	177.4	174.1	168.3	164.0
December	184.3	180.9	176.7	174.0	168.3	163.9

MTN 0058

As stated in the risk factors, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future. Actual changes in the CPI may be wider or more confined that those that have occurred in the past.

If the CPI is not reported on Bloomberg CPURNSA for a particular month by 3:00 PM on a Reset Date, but has otherwise been published by the BLS, the Company, in its capacity as the Calculation Agent, will determine the CPI as published by the BLS for such month using such other source as it deems appropriate.

In calculating CPIt and CPIt-12, the Calculation Agent will use the most recently available value of the CPI for any month, determined as described above on the applicable Reset Date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the Calculation Agent on any Reset Date to determine the interest rate on the Notes (an "Initial CPI") is subsequently revised by the BLS, the Calculation Agent will continue to use the Initial CPI, and the interest rate determined will not be revised.

If the CPI is rebased to a different year or period, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the Notes are outstanding, the CPI is discontinued or substantially altered, as determined in the sole discretion of the Calculation Agent, the applicable substitute index for the Notes will be that chosen by the Secretary of the Treasury for the Department of Treasury's Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997). If no such securities are outstanding, the Calculation Agent will determine a substitute index for the Notes in accordance with general market practice at the time.

Rounding.    All values used in the interest rate formula for the Notes will be rounded to the nearest fifth decimal place (one-one hundred thousandth of a percentage point), rounding upwards if the sixth decimal place is five or greater (e.g., 9.876555% (or .09876555) would be rounded up to 9.87656% (or ..0987656) and 9.876554% (or .09876554) would be rounded down to 9.87655% (or .0987655)). All percentages resulting from any calculation of the interest rate will be rounded to the nearest third decimal place (one thousandth of a percentage point), rounding upwards if the fourth decimal place is five or greater (e.g., 9.8765% (or .098765) would be rounded up to 9.877% (or .09877) and 9.8764% (or .098764) would be rounded down to 9.876% (or .09876)). All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

MTN 0058

RISK FACTORS

The Notes are subject to special considerations. An investment in notes indexed to the CPI entails significant risks that are not associated with similar investments in conventional floating rate or fixed-rate debt securities. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the consumer price indexed- linked notes and the suitability of the Notes in light of their particular circumstances.

THE INTEREST RATE ON THE NOTES MAY BE LESS THAN THE SPREAD AND, IN SOME CASES, COULD BE ZERO.
Interest payable on the Notes is linked to changes in the level of the CPI during twelve-month measurement periods.

If the CPI does not increase during a relevant measurement period, which is likely to occur when there is little or no inflation, owners of the Notes will receive interest payments for that interest period equal to 2.12%, which is the Spread.

If the CPI decreases during a relevant period, which is likely to occur when there is deflation, owners of the Notes will receive interest payments for that interest period less than the Spread. In some cases, owners of the Notes could receive only the Minimum Interest Rate, which is 0.00%.
THE INTEREST RATE ON THE NOTES MAY BE BELOW THE RATE OTHERWISE PAYABLE ON SIMILAR FIXED OR FLOATING RATE DEBT SECURITIES ISSUED BY US.
The interest rate on the Notes, if equal to the Spread or lower, including the Minimum Interest Rate, is below what we would currently expect to pay as of the date of this pricing supplement if we issued non-callable senior debt securities with a fixed or floating rate and similar maturity to that of the consumer price indexed-linked notes. Any interest payable in excess of the Minimum Interest Rate on the Notes will be based upon the difference in the level of the CPI determined as of the measurement dates specified in the formula listed above, plus the Spread.
YOUR INTEREST RATE IS BASED UPON THE CPI. THE CPI ITSELF AND THE WAY THE BLS CALCULATES THE CPI MAY CHANGE IN THE FUTURE.
There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes, and therefore the value of the consumer price indexed-linked notes, may be significantly reduced. If the CPI is substantially altered (as determined in the sole discretion of the Calculation Agent), a substitute index will be employed to calculate the interest payable on the Notes as described above.
THE HISTORICAL LEVELS OF THE CPI ARE NOT AN INDICATION OF THE FUTURE LEVELS OF THE CPI.
The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

Holders of the Notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

MTN 0058

ADDITIONAL UNITED STATES FEDERAL
INCOME TAX CONSIDERATIONS

        Set forth below is a summary of some U.S. federal income tax considerations relevant to the beneficial owner of the Notes that is a U.S. holder (as defined in the accompanying Prospectus Supplement). This summary does not address investors that may be subject to special tax rules or investors that hold the Notes as part of an integrated investment. This summary supplements the discussion contained in the accompanying Prospectus Supplement under the heading "United States Federal Taxation."

        We intend to treat the Notes as "variable rate debt instruments" for U.S. federal income tax purposes. Assuming the Notes are so treated, under the Treasury regulations governing variable rate debt instruments that bear interest that is unconditionally payable at least annually at a single objective rate, payments of interest on the Notes will be taxable to a U.S. holder as ordinary interest income at the time that such payments are accrued or received, in accordance with the U.S. holder's method of tax accounting. In the case of a U.S. holder that uses the accrual method of tax accounting, the amount of interest accrued during an accrual period will be determined by assuming that the Notes bear interest at a fixed interest rate that reflects the yield that is reasonably expected for the Notes, and the interest allocable to the accrual period will be adjusted to reflect the interest actually paid during the accrual period. A U.S. holder may submit a written request to the address set forth under "Where You Can Find More Information" in the accompanying Prospectus Supplement to obtain the "reasonably expected" rate for the Notes. Assuming the Notes are treated as variable rate debt instruments, upon the disposition of a Note by sale, exchange, redemption, or repayment of principal at maturity, a U.S. holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the disposition (other than amounts attributable to accrued interest) and the U.S. holder's adjusted tax basis in the Notes. Prospective investors should consult the discussion under the heading "United States Federal Taxation—Tax Consequences to U.S. Holders—Variable Rate Notes" and "United States Federal Taxation—Tax Consequences to U.S. Holders—Sale, Exchange or Retirement of the Notes" in the accompanying Prospectus Supplement.

        Alternatively, it is possible that the Notes could be treated as "contingent payment debt instruments" ("CPDI") for U.S. federal income tax purposes. Under the CPDI rules, a U.S. holder would be required, among other matters, to include in income each year an accrual of interest at a "comparable yield" (determined at the time of issuance of the notes) for a comparable non-contingent note issued by us. To the extent the comparable yield were to exceed the interest actually paid on a note in any taxable year, a U.S. holder would recognize ordinary interest income for that taxable year in excess of the cash actually paid on the note during that taxable year and such excess would increase the U.S. holder's tax basis in the note. In addition, any gain realized by a U.S. holder on the sale or other taxable disposition of a note (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as capital gain.

        The preceding discussion is only a summary of some of the tax implications of an investment in the Notes. Prospective investors are urged to consult with their tax advisors prior to investing to determine the tax implications of such investment in light of each such investor's particular circumstances.

MTN 0058

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ADDITIONAL TERMS OF THE NOTES
RISK FACTORS
ADDITIONAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS